UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 811-05103
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR
For period ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant: The Hillman Companies, Inc.

Former name if applicable: SunSource Inc.

Address of principal executive office (Street and Number): 10590 Hamilton Ave.

City, state and zip code: Cincinnati, Ohio 45231
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 on a timely basis because additional time is required to complete the restatement of the Company’s prior period financial statements. As previously disclosed in Current Reports on Form 8-K filed with the SEC on August 16, 2005 and August 23, 2005, the Company is restating its prior period financial statements in order to correctly account for revenue recognition and the provision for income taxes. The effect of the restatement on previously reported net earnings is expected to be in a range of $619,000 pre-tax loss to $807,000 of pre-tax income in any annual or quarterly period.

PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

James P. Waters	513	851-4900

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒No
The Company has not yet filed its Form 10-Q for the quarter ended June 30, 2005 or its Form 10-K/A for the year ended December 31, 2004 to reflect the restatement described above.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Net sales for the third quarter of 2005 are expected to increase by approximately $6.3 million, and pre-tax income is expected to decrease by approximately $500,000.
The Hillman Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005	By:	/s/ James P. Waters
		Name:	James P. Waters
		Title:	Chief Financial Officer